Filed Pursuant to Rule 424(b)(3)
Registration No. 333-296739

PROSPECTUS

Silexion Therapeutics Corp

Up to 859,609 Ordinary Shares by the Selling Shareholders

This prospectus registers the resale by certain selling shareholders named herein (the “Selling Shareholders”) of an aggregate of up to 859,609 ordinary shares, par value $0.135 per share (“ordinary shares”), of Silexion Therapeutics Corp (“Silexion”, “our company”, the “Company”, “we” or “us”) issuable to, or held by, them, consisting of: (a) 412,986 ordinary shares issuable upon exercise of 412,986 warrants to purchase ordinary shares of Silexion held by certain Selling Shareholders, which are comprised of (i) 204,500 ordinary shares issuable upon the exercise of 204,500 Series C warrants (the “Series C warrants”); (ii) 194,520 ordinary shares issuable upon the exercise of 194,520 Series D warrants (the “Series D warrants”, and together with the Series C warrants, collectively, the “new warrants”); and (iii) 13,966 ordinary shares issuable upon the exercise of 13,966 placement agent warrants (the “placement agent warrants”); and (b) 446,623 ordinary shares that we have issued or may issue to a Selling Shareholder upon the conversion of amounts owed by us to it under a convertible promissory note held by that Selling Shareholder.

The Selling Shareholders may acquire the ordinary shares issuable under the new warrants and placement agent warrants, and have acquired or may acquire the ordinary shares underlying the convertible promissory note, that are being offered for resale under this prospectus, pursuant to recent or future transactions with our company, consisting of: (a) an induced warrant exercise transaction completed on May 18, 2026 (the “May 2026 warrant inducement transaction”), in which we issued the 204,500 Series C warrants and 194,520 Series D warrants to certain Selling Shareholders as an inducement to them to exercise 199,510 existing ordinary warrants then held by them at a reduced exercise price of $5.00 per share, and issued the 13,966 placement agent warrants to H.C. Wainwright & Co., LLC (the “placement agent” or “H.C. Wainwright”) and/or its designees as consideration for its placement agency services in the May 2026 warrant inducement transaction; and (b) our conversion, of outstanding principal amounts that we owe to a Selling Shareholder— Moringa Sponsor, L.P. (the “Moringa Sponsor”)— under the amended and restated convertible promissory note, dated August 15, 2024, in an original principal amount of $3,433,000 (the “Sponsor Promissory Note”), into ordinary shares that we may issue from time to time to the Moringa Sponsor (the resale of 47,471 of those ordinary shares is covered by the prospectus constituting part of our prior registration statement on Form S-3 (file number 333-291210) that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2025 and which became effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, on November 20, 2025, while the resale of up to an additional 446,623 ordinary shares is covered by this prospectus). The foregoing transactions, and the number of ordinary shares issuable to, or acquired by, the Selling Shareholders pursuant to those transactions, are described below under “Transactions Related to Offering Under This Prospectus” and “Plan of Distribution”.

The Selling Shareholders are identified below in this prospectus in the section titled “Selling Shareholders”. We will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholders. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the Selling Shareholders. However, we may receive the proceeds from any exercise of new warrants or placement agent warrants under which some of the ordinary shares that may be sold under this prospectus may be issued, if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The Selling Shareholders may sell all or a portion of the ordinary shares from time to time in market transactions through any market on which our ordinary shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Shareholders will pay all brokerage fees and commissions and similar expenses attributable to their sales of ordinary shares. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the sale of the ordinary shares offered hereby, including legal and accounting fees. See “Plan of Distribution.”

All of the foregoing numbers of Series C warrants, Series D warrants, placement agent warrants, underlying ordinary shares, and outstanding ordinary shares, and par value of ordinary shares, as well as all other quantitative references to ordinary shares, warrants, price per share, exercise price, and par value throughout this prospectus, have been adjusted (retroactively, when referring to a number related to an earlier event) to reflect the reduced number of shares and warrants, and the corresponding increase in par value, price per share and exercise price, which resulted from the 1-for-10 reverse share split that we effected on May 28, 2026, which had a market effective date of May 29, 2026.

Our ordinary shares and warrants are listed on The Nasdaq Stock Market under the symbols “SLXN” and “SLXNW,” respectively. On June 10, 2026, the last reported sales price of our ordinary shares was $3.06 per share and the last reported sales price of our warrants was $0.03 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of this prospectus and in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2025, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 18, 2026.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, from time to time, sell the ordinary shares offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Shareholders of the ordinary shares offered by them as described in this prospectus, although we will receive proceeds from the exercise for cash of new warrants or placement agent warrants under which those ordinary shares are issuable prior to their being sold— to the extent such warrants are exercised for cash. Given the current price level of our ordinary shares, there is no certainty that warrant holders will exercise their warrants and, accordingly, we may not receive any proceeds in relation to our outstanding warrants.

As permitted under the rules of the SEC, this prospectus incorporates important information about us that is contained in documents that we have previously filed, or that we may subsequently file, with the SEC but that are not included in or delivered with this prospectus. This prospectus also contains summaries of certain provisions contained in some of those documents. All of the summaries are qualified in their entirety by the actual documents. See “Incorporation of Certain Information by Reference” later in this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Silexion Therapeutics Corp, 12 Abba Hillel Road, Ramat Gan, Israel 5250606, Attention: Chief Financial Officer. The telephone number of our registered office is +972-3-756-4999. See “Where You Can Find Additional Information”.

Neither we nor the Selling Shareholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Shareholders will make an offer to sell ordinary shares in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement to this prospectus to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”

Unless the context indicates otherwise, references in this prospectus to “Silexion”, “we”, “us,” “our,” “the Company”, “our company” and similar terms refer to Silexion Therapeutics Corp (formerly known as Biomotion Sciences), a Cayman Islands exempted company, and its consolidated subsidiaries. References to “Silexion Israel” refer to Silexion Therapeutics Ltd., an Israeli company and wholly-owned subsidiary of the Company, through which our operations are primarily conducted, and references to “Moringa” refer to Moringa Acquisition Corp, a Cayman Islands exempted company and inactive, wholly-owned subsidiary of the Company (which we are in the process of dissolving, which dissolution is expected to be complete as of June 30, 2026). References to the “Business Combination” refer collectively to the transactions completed on August 15, 2024 pursuant to that certain Amended and Restated Business Combination Agreement, dated as of April 3, 2024 (as amended, the “Business Combination Agreement”), by and among Silexion, August M.S. Ltd., an Israeli company and a wholly-owned subsidiary of Silexion (“Merger Sub 1”), Moringa Acquisition Merger Sub Corp, a Cayman Islands exempted company and a wholly-owned subsidiary of Silexion (“Merger Sub 2”), Moringa and Silexion Israel. Pursuant to the Business Combination Agreement, among other things, (i) Merger Sub 2 merged with and into Moringa, with Moringa continuing as the surviving company and a wholly-owned subsidiary of Silexion and (ii) Merger Sub 1 merged with and into Silexion Israel, with Silexion Israel continuing as the surviving company and a wholly-owned subsidiary of Silexion. In connection with the consummation of the Business Combination (the “Closing”), Silexion changed its name from “Biomotion Sciences” to “Silexion Therapeutics Corp”, and the ordinary shares and warrants of Silexion commenced trading on the Nasdaq Global Market under the symbols “SLXN” and “SLXNW”, respectively, on August 16, 2024. Those listings were later transferred to the Nasdaq Capital Market, under the same trading symbols.

Unless we explicitly indicate otherwise, all references in this prospectus to quantities of shares, share equivalents (such as warrants and options to purchase ordinary shares, and restricted share units (“RSUs”) that may be settled for ordinary shares), and prices per share (trading prices, purchase prices, and exercise prices) have been adjusted (when related to a date or time period prior to the relevant reverse share split(s), on a retroactive basis) to reflect a reduced number of shares or share equivalents, and an increase in the price per share, which have resulted from our reverse share splits, which have been effected as follows:

•	a 1-for-10 reverse share split effected post-market on May 28, 2026 and reflected in trading beginning on May 29, 2026;
•	a 1-for-15 reverse share split effected post-market on July 28, 2025 and reflected in trading beginning on July 29, 2025; and
•	a 1-for-9 reverse share split effected post-market on November 27, 2024 and reflected in trading beginning on November 29, 2024.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the SEC, as described later in the prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, including the information incorporated by reference in this prospectus. You should read the entire prospectus and the information incorporated by reference herein carefully, including the information discussed under “Risk Factors” in this prospectus and in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2025, which we filed with the SEC on March 17, 2026 (the “2025 Annual Report”), as well as our financial statements and related notes that are incorporated by reference in this prospectus.

Our Business

We are a clinical-stage biotechnology company engaged in the discovery and development of proprietary treatments for cancers driven by mutations in the Kirsten rat sarcoma viral oncogene homolog (“KRAS”). The KRAS gene, when mutated, plays a central role in many cancer types, such as pancreatic, colorectal, and lung cancers, and is therefore considered an oncogene. This oncogene instructs cells to produce the corresponding mutated KRAS protein, which plays a key role in regulating cell growth signaling in cancer cells. While multiple pharmaceutical companies are pursuing strategies to inhibit KRAS and thereby limit its downstream signaling, our approach is differentiated by targeting the root cause of oncogenic signaling: we silence the KRAS oncogene itself, preventing the production of the oncogenic protein.

Our proprietary technology is designed to prompt tumor cells to degrade the messenger RNA (mRNA) that bridges the oncogene and the cellular protein synthesis machinery, utilizing small interfering RNA (siRNA) constructs that are chemically modified to enhance stability and cellular uptake while maintaining biological activity that interferes with mRNA function. Our lead product candidate, SIL204, is a second-generation siRNA engineered to suppress the production of mutated KRAS proteins. In pancreatic cancer, approximately 92% of patients have this mutated oncogene.

To address both localized and systemic disease, as well as the tumor’s dense desmoplastic stroma, which limits the effectiveness of current treatments, our novel delivery approach, which we refer to as an Integrated Treatment Regimen, involves administering SIL204 both directly into the tumor and systemically via subcutaneous injection, in combination with standard-of-care chemotherapy. In a previous Phase 2 clinical trial with our first-generation siRNA, the combination of siRNA and standard-of-care chemotherapy demonstrated an overall survival benefit compared to standard-of-care (“SoC”) chemotherapy alone. Building on preclinical advancements and regimen optimization, we believe SIL204 has the potential to further improve clinical outcomes.

We plan to conduct a Phase 2/3 prospective, randomized, controlled, multinational, open-label trial in locally advanced pancreatic cancer (“LAPC”) subjects that harbor the KRAS G12D/V mutations to evaluate the efficacy, safety and tolerability of SIL204 administered intratumorally in combination with standard of care (SoC) chemotherapy versus SoC chemotherapy only. The initiation of the clinical studies is expected in the second quarter of 2026, subject to our receipt of all remaining required regulatory approvals. We plan to begin the clinical studies in Israel and then extend them to Germany and to other European Union countries. During 2025 and the first half of 2026, we have advanced our operational readiness, including the onboarding of external vendors, for the purposes of the prospective Phase 2/3 clinical studies.

Our company was originally formed for the purpose of effectuating the Business Combination and now serves as a publicly traded holding company for each of Silexion Israel— through which our operations are primarily carried out— and Moringa (which has no operations and which expected to be dissolved as of June 30, 2026).

Our ordinary shares and warrants are listed on the Nasdaq Capital Market, and are quoted for trading under the symbols “SLXN” and “SLXNW”, respectively.

Recent Developments

Regulatory Approval/Submission for Initiation of Phase 2/3 Clinical Trials

In late March 2026, we received formal approval from the Israeli Ministry of Health to initiate our Phase 2/3 clinical trial in LAPC subjects in Israel. The approval followed positive anti-tumor activity demonstrated across multiple preclinical models, successful completion of two-species toxicology studies, and constructive regulatory engagement supporting the Phase 2/3 trial design. We have also received approval from the Helsinki Ethics Committee of Tel Aviv Sourasky Medical Center, in particular, for the conduct of the planned Phase 2/3 trial of SIL204 at its site.

In late April 2026, we furthermore successfully submitted a Clinical Trial Application (CTA) to Germany for our planned Phase 2/3 clinical trial of SIL204 in LAPC patients in Germany. The CTA was submitted through the EU Clinical Trials Information System (CTIS), with Germany serving as the Reporting Member State leading the scientific assessment of the trial across the European Union. The submission was informed by the positive written Scientific Advice that we had received from Germany's Federal Institute for Drugs and Medical Devices (BfArM) in December 2025 and was supported by our comprehensive regulatory and preclinical package, including completed two-species toxicology studies.

In connection with the prospective trials, we have initiated good manufacturing practice (GMP) clinical supply manufacturing of SIL204 with Catalent, Inc. at its facility in Limoges, France.

Our initiation of the Israeli Phase 2/3 clinical trials remains on track for June 2026.

Recent Financing Transactions

Warrant Inducement Transaction

On May 15, 2026, we entered into a letter agreement for the May 2026 warrant inducement transaction with holders of 199,510 of our existing ordinary warrants, under which those holders agreed to exercise those existing warrants for cash at a reduced cash exercise price of $5.00 per underlying share. On May 18, 2026, we completed that warrant inducement transaction, and the holders exercised those 199,510 existing ordinary warrants for 199,510 underlying ordinary shares, of which (i) 102,250 were Series A warrants issued in our September 2025 public offering with a five-year exercise term and an original exercise price of $40.00 per ordinary share, (ii) 77,875 were Series B warrants issued in our September 2025 public offering with a one-year exercise term and an original exercise price of $40.00 per ordinary share, and (iii) 19,385 warrants were issued in our August 2025 warrant exercise inducement transaction with a 24-month exercise term and an original exercise price of $113.20 per ordinary share. We received aggregate gross proceeds of approximately $1.0 million from those warrant exercises, before deducting placement agent fees and other offering expenses.

As consideration for the holders’ agreement to exercise the existing ordinary warrants, we issued to them an aggregate of 399,020 new warrants to purchase up to 399,020 of our ordinary shares at an exercise price of $5.00 per share, consisting of 204,500 Series C warrants exercisable for a five-year period and 194,520 Series D warrants exercisable for a 24-month period. The exercise period for each of the new warrants begins with the later of (x) the date of our shareholders’ approval of the exercisability of the new warrants (as required under Nasdaq Listing Rule 5635(d) in connection with the May 2026 warrant inducement transaction), and (y) the effective date of the registration statement (of which this prospectus forms a part) covering the resale of the ordinary shares underlying those warrants and the placement agent warrants (described immediately below). As part of the warrant inducement transaction, we also issued to H.C. Wainwright, as placement agent, or its designees,13,966 placement agent warrants to purchase up to 13,966 ordinary shares, which placement agent warrants have an exercise price of $6.25 per share and a five-year exercise term. The exercise period for the placement agent warrants begins upon the later of (x) the date of our shareholders’ approval of the exercisability of the new warrants and placement agent warrants, and (y) the effective date of the registration statement (of which this prospectus forms a part) covering the resale of the ordinary shares underlying the placement agent warrants. The placement agent warrants otherwise have the same terms as the Series C warrants.

Sales Under At-The-Market (ATM) Offering

In April 2026, May 2026, and June 2026 (through June 10, 2026), we have sold an aggregate of 67,985, 108,826 and 8,224 ordinary shares to investors pursuant to our At The Market Offering Agreement, dated September 26, 2025, with H.C. Wainwright as principal or sales agent (the “ATM Agreement”), at a price per share of $11.40 (in April 2026) and at average prices per share of $3.21 and $5.00 (in May 2026 and June 2026, respectively), raising aggregate proceeds of $0.75 million, $0.34 million, and $0.04 million (in each case, net of sales agent fees), respectively. Those sales followed upon more limited sales of ordinary shares that we completed under the ATM Agreement during the first quarter of 2026, when we raised approximately $0.08 million (net of sales agent fees) from the sale of 6,408 ordinary shares under the ATM Agreement.

Conversion of Amounts Under Sponsor Promissory Note

In May 2026, in connection with our completion of (i) the May 2026 warrant inducement transaction and (ii) sales of ordinary shares under the ATM Agreement, we issued an aggregate of 92,501 ordinary shares to the Moringa Sponsor upon conversion of an aggregate of $404 thousand of the outstanding amount under the Sponsor Promissory Note. As a result of those conversions, the balance of the Sponsor Promissory Note has been reduced to $1.229 million as of the date of this prospectus. Of those 92,501 ordinary shares that we issued to the Moringa Sponsor in May 2026, the resale of 47,471 ordinary shares by the Moringa Sponsor is covered by our prior registration statement on Form S-3 (SEC file number 333-291210) filed with the SEC in October 2025, and the resale of the remaining 45,030 ordinary shares is being registered under the registration statement of which this prospectus forms a part. We furthermore intend to issue additional ordinary shares to the Moringa Sponsor upon conversion of additional outstanding amounts under the Sponsor Promissory Note as we conduct ongoing financing activities, including under the ATM Agreement. Consequently, we are registering the resale by the Moringa Sponsor of an additional 401,593 ordinary shares (in addition to the foregoing 45,030 ordinary shares) under the registration statement of which this prospectus forms a part, for a total of 446,623 ordinary shares that may be resold by the Moringa Sponsor under the registration statement.

The Moringa Sponsor (which is controlled by our former director, Ilan Levin) has notified us that it disputes the conversions into ordinary shares under the terms of the Sponsor Promissory Note and has demanded repayment of the note in full. We believe that the conversions have been carried out in strict compliance with the substantive and procedural requirements of the note, and reject any claim to the contrary. For further details regarding the Sponsor Promissory Note and the conversions thereunder, please refer to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, incorporated herein by reference.

Remedy of Nasdaq Listing Deficiencies

As a result of our consummation of the May 2026 warrant inducement transaction, the sales under the ATM Agreement, and the conversion of amounts under the Sponsor Promissory Note in May 2026, we have restored our shareholders' equity above the $2.5 million minimum level required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), after it had fallen below that level as of March 31, 2026. For further details regarding our financial condition and shareholders’ equity as of March 31, 2026, and as of May 15, 2026, please refer to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, incorporated herein by reference.

We remain subject to a mandatory Nasdaq panel monitoring period until September 23, 2026. If, during that monitoring period, the Nasdaq staff determines that our company is again out of compliance with the shareholders' equity requirement, we would not be permitted to submit a plan of compliance or be granted additional time to regain compliance, nor would we be afforded an applicable cure or compliance period. Instead, the staff would issue a “Delist Determination Letter”, and we would have the opportunity to request a hearing at a Nasdaq hearings panel.

While we have successfully addressed all immediate compliance concerns to date, there can be no assurance that we will maintain compliance with the shareholders' equity requirement and all other standards for listing on the Nasdaq Capital Market on an ongoing basis.

Increases in Authorized Share Capital and 1-for-10 Reverse Share Split

Authorized Share Capital Increases

On May 5, 2026, we held an extraordinary general meeting of our company (following adjournment on April 28, 2026), at which our shareholders approved both (i) an increase in our authorized share capital, and (ii) a reverse share split of our ordinary shares at a ratio of 1-for-10 (subject to reduction of that ratio to the extent needed to maintain a sufficient number of publicly held shares as required under the Nasdaq listing rules).

The increase in authorized share capital raised our authorized share capital under our amended and restated memorandum of association from $121,500, consisting of 900,000 ordinary shares of a par value of $0.135 per share, to $796,500, consisting of 5,900,000 ordinary shares of a par value of $0.135 per share. That increase provided us with vital additional capacity to issue equity securities for multiple purposes, including: financing activities (to fund our upcoming Phase 2/3 clinical trials for SIL 204 and to maintain our regulatory compliance with the Nasdaq shareholders’ equity requirement); general operational purposes (such as for equity incentives to our directors, officers and other employees); and potential strategic transactions (for example, acquisitions of additional product candidates that are synergetic to our clinical siRNA development program). As a result of increase, we were able to promptly complete the May 2026 warrant inducement transaction and certain sales under the ATM Agreement in May 2026, helping us to restore compliance with the Nasdaq shareholders’ equity requirement and maintain our Nasdaq listing, a key strategic asset of our company.

Due to the various equity-enhancing actions that we completed in May 2026, we have depleted and/or reserved for issuance under existing commitments a substantial portion of the additional authorized share capital that we added in May 2026. Consequently, we have called an additional extraordinary general meeting for July 2026, at which we will seek (together with the approval of the exercisability of the new warrants and placement agent warrants that we issued in the May 2026 warrant inducement transaction, as required under the Nasdaq listing rules) our shareholders’ approval of a further increase to our authorized share capital under our amended and restated memorandum of association.

1-For-10 Reverse Share Split in May 2026

Also at our May 5, 2026 extraordinary general meeting (following adjournment on April 28, 2026), our shareholders approved a 1-for-10 reverse share split (subject to reduction of that ration to the extent needed for us to maintain compliance with the Nasdaq requirement as to number of publicly held shares). Further to that approval, following the close of trading on May 28, 2026, we consolidated all issued and outstanding, and all authorized but unissued, ordinary shares, par value $0.0135, of our company on a 1-for-10 basis, into a lesser number of ordinary shares, par value $0.135 per share. The ordinary shares began trading on a post-reverse share split basis on the Nasdaq Capital Market on May 29, 2026. That reverse share split has supported our ability to attract equity financings and also ensured that we did not violate, for a period of 30 consecutive trading days, the Nasdaq requirement to maintain a $1.00 minimum bid price per share, which violation period would have triggered our receipt of a delisting notification from Nasdaq.

As noted in “About This Prospectus” above, all references in this prospectus to quantities of shares, share equivalents (such as warrants to purchase ordinary shares), and prices per share (trading prices, purchase prices, and exercise prices) have been adjusted (when related to an earlier period, on a retroactive basis) to reflect a reduced number of shares or share equivalents, and an increase in the price per share, which have resulted from the 1-for-10 reverse share split effected

Potential Additional Financings Under ATM Agreement

Under the ATM Agreement to which we are party with H.C. Wainwright, as sales agent or principal, which we entered into on September 26, 2025, we have the capacity to offer and sell from time to time of up to $13.17 million of our ordinary shares into the open market via an at-the-market financing facility (the “ATM”). Through June 10, 2026, we have issued and sold only approximately $1.25 million of ordinary shares under that facility, thereby leaving approximately $11.92 million available for potential future sales. We plan to utilize the ATM for further financing of our operations on an ongoing basis going forward, subject to market conditions for our ordinary shares, including sufficiently high trading volume, and reasonable price levels, on the Nasdaq Capital Market. For further details regarding the ATM Agreement, please refer to our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference.

THE OFFERING

Ordinary Shares Offered by the Selling Shareholders
Up to 859,609 ordinary shares, consisting of: (a) up to 399,020 ordinary shares issuable under 399,020 new warrants, comprised of (i) 204,500 ordinary shares issuable upon the exercise of the 204,500 Series C warrants issued to Selling Shareholders in the May 2026 warrant inducement transaction, and (ii) up to 194,520 ordinary shares issuable upon the exercise of the 194,520 Series D warrants issued to Selling Shareholders in the May 2026 warrant inducement transaction; (b) up to 13,966 ordinary shares issuable upon the exercise of the 13,966 placement agent warrants issued to the placement agent and/or its designees in the May 2026 warrant inducement transaction; and (c) up to 446,623 ordinary shares issued or issuable to the Moringa Sponsor upon conversion of amounts due under the Sponsor Promissory Note and which are not covered by our prior registration statement.

Ordinary Shares Outstanding Prior to the Offering	860,389 (as of June 10, 2026)
Ordinary Shares to be Outstanding After the Offering
Up to 1,674,968 ordinary shares, assuming (i) exercise in full of all 412,986 warrants (consisting of 204,500 Series C warrants, 194,520 Series D warrants, and 13,966 placement agent warrants) under which 412,986 of the 859,609 ordinary shares that may be resold under this prospectus may be issued, and (ii) issuance of the maximum number of shares to the Moringa Sponsor (446,623) that are covered by this prospectus upon conversion of outstanding amounts under the Sponsor Promissory Note from time to time. The actual number of ordinary shares to be outstanding following the offering will vary depending on the number of warrants actually exercised and/or outstanding amounts actually converted into ordinary shares under the Sponsor Promissory Note-and underlying ordinary shares resold- by Selling Shareholders.

Plan of Distribution
Sales of our ordinary shares (if any) under this prospectus may be made by a variety of methods, including without limitation sales made directly on Nasdaq, on any other existing trading market for our ordinary shares in the United States, sales made to or through a market maker other than on an exchange, or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. See “Plan of Distribution” on page 22 of this prospectus.

Use of Proceeds
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders in the offering. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the Selling Shareholders.

We may, however, receive proceeds of $5.00 and $6.25 per share from the exercise by Selling Shareholders of the 399,020 new warrants and 13,966 placement agent warrants, respectively, under which the underlying ordinary shares that may be sold in the offering may be issued, which would yield gross proceeds of approximately $1.995 million and $87.3 thousand, respectively, for our company, assuming that the Selling Shareholders exercise those warrants for cash and not on a cashless basis.

There is no certainty that any Selling Shareholders will exercise the new warrants or placement agent warrants. Accordingly, we may not receive any proceeds from the issuance of the underlying ordinary shares. We believe that the likelihood that Selling Shareholders decide to exercise their warrants, and, consequently, the amount of cash proceeds that we may receive from that exercise, are dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the respective exercise prices of the new warrants and placement agent warrants (on a per share basis), the Selling Shareholders may be less likely to exercise any of those respective warrants, and accordingly, we will not receive any such proceeds. There is no assurance that any of the new warrants or placement agent warrants will be “in the money” prior to their expiration or that the Selling Shareholders will exercise them.

We expect to use the proceeds received from the exercise of the warrants, if any, for our prospective Phase 2/3 clinical studies and/or for working capital and general corporate purposes. See “Use of Proceeds.”

Risk Factors
Investing in our ordinary shares involves a high degree of risk. You should read the “Risk Factors” section beginning on page 8 of this prospectus and the risk factors described in the documents incorporated by reference in this prospectus for a discussion of factors to consider before deciding whether to invest in our ordinary shares.

Market for Ordinary Shares	Our ordinary shares are listed on Nasdaq under the symbol “SLXN”.

The number of ordinary shares to be outstanding after this offering is based on 860,389 ordinary shares outstanding as of June 10, 2026, and excludes as of such date:

●	4,900 ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plans, at a weighted average exercise price of $323.27 per share; and

●
110,358 ordinary shares issuable upon the exercise of 110,358 outstanding warrants with a weighted average exercise price of $680.43 per share (which constitute all ordinary shares underlying our outstanding warrants, other than the 412,986 ordinary shares underlying the 412,986 warrants that would be exercised, and the underlying shares sold, pursuant to this offering).

Implications of Being a Smaller Reporting Company and Emerging Growth Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements and reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our ordinary shares held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates did not equal or exceed $700 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make the comparison of our financial statements with other public companies difficult or impossible.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which our ordinary shares were offered in exchange for ordinary shares of each of Moringa and Silexion Israel, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” are to its meaning under the Securities Act, as modified by the JOBS Act.

Corporate and Other Information

We are a Cayman Islands exempted company. Our principal executive offices are located at 12 Abba Hillel Road, Ramat Gan, Israel 5250606, and our telephone number is +972-3-756-4999. Our corporate website address is www.silexion.com. Except for the documents incorporated by reference in this prospectus, the information contained on or accessible through our website is not a part of this prospectus and should not be relied upon in connection with making an investment decision.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

RISK FACTORS

Investing in our securities involves a number of risks. You should not invest unless you are able to bear the complete loss of your investment. You should carefully consider the risks described below and in the section titled “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2025, which we filed with the SEC on March 17, 2026 (the “2025 Annual Report”), which is incorporated herein by reference, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our future annual reports on Form 10-K and quarterly reports on Form 10-Q. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” The risks and uncertainties we have described below and under the section entitled “Risk Factors” in Part I, Item 1A of our 2025 Annual Report incorporated herein by reference are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks are actualized, our business could be harmed. In such case, the trading price of our ordinary shares could decline and investors could lose all or a part of the money paid to buy our securities. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of these and other factors.

See also the statements contained under the heading “Forward-Looking Statements.”

Risks Related to the Offering Under this Prospectus

If we are unable to continue as a going concern, our securities will have little or no value.

We have incurred operating losses since our inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our financial statements as of December 31, 2025 and 2024 have been prepared under the assumption that we will continue as a going concern. Our independent registered public accounting firm included in its opinion for the years ended December 31, 2025 and 2024 an explanatory paragraph referring to our recurring losses from operations and our cash outflows from operating activities that raise substantial doubt about our ability to continue as a going concern. If we encounter continued issues or delays in the development or commercialization of our product candidates— in particular, SIL 204— or if we incur greater than anticipated expenses, our prior losses and expected future losses could have an adverse effect on our financial condition and negatively impact our ability to fund continued operations, obtain additional financing in the future, and continue as a going concern. There can be no assurance that such financing, if necessary, will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to generate additional funds in the future through financings, strategic transactions, sales of our products, licensing fees, royalty payments or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in our company.

We do not intend to pay any cash dividends on ordinary shares in the foreseeable future and, therefore, any return on your investment in our ordinary shares must come from increases in the fair market value and trading price of our ordinary shares.

We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future and, therefore, any return on your investment in our ordinary shares must come from increases in the fair market value and trading price of our ordinary shares.

Our PFIC status could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash and cash equivalents generally are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

The annual PFIC income and asset tests in respect of our company will be applied based on the assets and activities of the combined business. Based on the composition of our income and assets, it cannot be determined whether we will be classified as a PFIC for our current taxable year or in any future taxable year. Further, changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are treated as a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. shareholder, such U.S. shareholder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. U.S. shareholders are strongly encouraged to consult their own advisors regarding the potential application of these rules to the ownership of our ordinary shares.

If we fail to maintain compliance with Nasdaq continued listing requirements, our securities may be delisted from the Nasdaq Capital Market.

To continue to be listed on Nasdaq, we must satisfy a number of ongoing conditions. On September 23, 2025, we received a letter from Nasdaq (the “September 2025 Nasdaq Letter”) confirming that we had restored compliance with the requirements related to our previously outstanding listing rule deficiencies— (i) failure to maintain at least $2.5 million of shareholders’ equity, and (ii) the closing bid price of our ordinary shares having been below the minimum $1.00 level for 30 consecutive trading days prior to July 18, 2025.

This followed a process that began in November 2024, when we received notices of non-compliance with Nasdaq Global Market standards, including requirements for minimum market value of listed securities and minimum market value of publicly held shares, which ultimately led to a hearing before a Nasdaq hearings panel in June 2025 (the “June 2025 Nasdaq Hearing”). Following that hearing, our securities were transferred from the Nasdaq Global Market to the Nasdaq Capital Market on July 8, 2025, where trading has continued under the symbols “SLXN” and “SLXNW”, respectively.

As described in the September 2025 Nasdaq Letter, we are subject to a mandatory panel monitoring period until September 23, 2026. If, within that one-year monitoring period, the Nasdaq staff finds our company again out of compliance with the minimum shareholders’ equity requirement, we would not be permitted to provide the Nasdaq staff with a plan of compliance with respect to that deficiency, and the staff would not be permitted to grant additional time to us to regain compliance with respect to that deficiency, nor would we be afforded an applicable cure or compliance period. Instead, the staff would issue a delist determination letter, and we would have an opportunity to request a new hearing with the initial panel from our June 2025 Nasdaq Hearing or a newly convened hearings panel if the initial panel is unavailable.

Due to various difficulties that prevented us from effecting significant financing transactions during the fourth quarter of 2025 and first quarter of 2026 (including our lacking sufficient authorized share capital), our shareholders’ equity level fell below the minimum $2.5 million level required by Nasdaq Listing Rule 5550(b)(1) as of March 31, 2026.  In the first half of May 2026, we were able to restore our shareholders’ equity above that $2.5 million minimum level, largely due to our consummation of the May 2026 warrant inducement transaction, sales under the ATM Agreement, and the conversion of amounts under the Sponsor Promissory Note. While we have successfully addressed all immediate compliance concerns, we must continue to maintain compliance with all Nasdaq Capital Market listing standards. There can be no assurance that we will maintain compliance with the shareholders’ equity requirement and all other standards for listing on the Nasdaq Capital Market on an ongoing basis.

If our securities are delisted from Nasdaq, we may seek to list them on other markets or exchanges, or the ordinary shares may trade in the over-the-counter markets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our securities would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in our securities and decreased market liquidity of our securities as a result of the loss of market efficiencies associated with Nasdaq, and the accompanying loss of federal preemption of state securities laws, could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees, and cause us to have fewer business development opportunities. Additionally, that may cause the market price of our securities to decline further, and shareholders may lose some or all of their investment. There can be no assurance that our securities, if delisted from Nasdaq in the future, would be listed on another national or international securities exchange or quotation system.

The ordinary shares offered hereby will be sold over the course of time, and investors who buy shares at different times will likely pay different prices.

Investors who purchase ordinary shares from Selling Shareholders in this offering at different times will likely pay different prices. As a result, investors may experience different outcomes in their investment results. Selling Shareholders will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of sales made at prices lower than the prices they paid.

Our share price is volatile, which could subject us to securities class action litigation, and your investment in our securities could decline in value.

The trading price of our ordinary shares could be subject to wide fluctuation in response to many factors listed in this section, and others beyond our control, including the following:

●	the results of our clinical trials with respect to SIL 204;

●	whether we are able to maintain the listing of our ordinary shares on Nasdaq;

●	our future performance, including our projected timeline for regulatory approvals of our product candidates;

●	our market opportunity;

●	our strategy, future operations, financial position, projected costs, prospects and plans;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our ability to retain or recruit officers, key employees and directors;

●	the impact of the regulatory environment and complexities with compliance related to such environment;

●	expectations regarding future partnerships or other relationships with third parties;

●	our future capital requirements and sources and uses of cash, including our ability to obtain additional capital in the future;

●	market conditions for equity securities and general economic, political, and market conditions; and

●	other factors and risks identified from time to time in our filings with the SEC, including this prospectus and the 2025 Annual Report.

Furthermore, the capital markets can experience extreme price and volume fluctuations that may affect the market prices of equity securities of many companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our ordinary shares. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business. You may not realize any return on your investment in us and may lose some or all of your investment.

A large number of shares may be sold in the market following this offering, which may depress the market price of our ordinary shares.

All of our ordinary shares sold by the Selling Shareholders in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of our ordinary shares may be sold in the public market following this offering, which may cause the market price of our ordinary shares to decline. This could make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

You may experience future dilution as a result of future equity offerings and other issuances of our ordinary shares or other securities. In addition, this offering and future equity offerings and other issuances of our ordinary shares or other securities may adversely affect our ordinary shares.

In order to raise additional capital, we may in the future, including while the offering by the Selling Shareholders is ongoing, offer additional ordinary shares or other securities convertible into or exchangeable for ordinary shares at prices that will likely not be the same as the price per share you pay in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to our existing shareholders. The price per share at which we sell additional ordinary shares or securities convertible into ordinary shares in future transactions may be higher or lower than the price per share that you pay in this offering.

In addition, the sale of shares in this offering and any future sales of a substantial number of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the price of our ordinary shares. We cannot predict the effect, if any, that market sales of those ordinary shares or the availability of those ordinary shares for sale will have on the market price of our ordinary shares.

The exercise of our outstanding warrants, and vesting, exercise and/or settlement of other outstanding equity grants will dilute shareholders and could decrease our share price.

The exercise of our outstanding warrants may adversely affect our share price due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of our securities and could adversely impact the terms under which we could obtain additional equity capital. Vesting and exercise of outstanding options, vesting and settlement of outstanding restricted share units or any future issuance of additional ordinary shares, including during this offering, or other equity securities, including options, warrants, restricted share units or other derivative securities convertible into our ordinary shares, may result in significant dilution to our shareholders and may decrease our share price.

FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus and any prospectus supplement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements regarding the Company’s and the Company’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our future performance, including our projected timeline for clinical trials and regulatory approvals for SIL 204 or any other product candidate;

●	our ability to obtain financing on an ongoing basis and thereby maintain our compliance with the shareholders’ equity and other Nasdaq listing requirements related to our ordinary shares and warrants;

●	our market opportunity;

●	our strategy, future operations, financial position, projected costs, prospects and plans;

●	our ability to maintain the listing of our ordinary shares and our warrants on Nasdaq;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our ability to retain or recruit officers, key employees and directors;

●	the impact of the regulatory environment and complexities with compliance related to such environment;

●	expectations regarding future partnerships or other relationships with third parties;

●	our future capital requirements and sources and uses of cash, including our ability to obtain additional capital in the future; and

●	other factors identified from time to time in our filings with the SEC, including this prospectus.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions, and other factors that are difficult to predict and that may cause our actual results, performance, or achievements, or those of our industry, to differ materially from any future results, performance, or achievements expressed or implied by these statements. Actual results may differ materially from those anticipated or expressed in such statements due to a variety of factors, including, but not limited to, those discussed in Part I, Item 1A. “Risk Factors” in our 2025 Annual Report, filed with the SEC on March 17, 2026, as well as those described from time to time in our other filings with the SEC. A number of factors could cause our actual results to differ materially from those indicated by the forward-looking statements. Such factors include, without limitation, the following:

●	we cannot guarantee success in our upcoming Phase 2/3 clinical trials with respect to our SIL204 product candidate;

●	we are a development-stage company and have a limited operating history on which to assess our business;

●	we have never generated any revenue from product sales and may never be profitable;

●	we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, and which will cause dilution to our shareholders;

●	the approach we are taking to discover and develop novel RNAi therapeutics is unproven for oncology and may never lead to marketable products;

●
we do not have experience producing our product candidates at commercial levels, currently have no marketing and sales organization, have an uncertain market receptiveness to our product candidates, and are uncertain as to whether there will be insurance coverage and reimbursement for our potential products;

●	we may be unable to attract, develop and/or retain key personnel or additional employees required for our development and future success;

●	we may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of our ordinary shares;

●
we may not succeed at maintaining at least $2.5 million of shareholders’ equity and thereby maintaining our compliance with the Equity Standard of the Nasdaq Capital Market and may therefore have our securities delisted from Nasdaq; and

●	those additional factors described or incorporated by reference under the heading “Risk Factors” in this prospectus and in our other filings with the SEC.

All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of unanticipated events. The forward-looking statements contained in or incorporated by reference into this prospectus reflect our views as of the date of this prospectus about future events and are subject to known and unknown risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements.

TRANSACTIONS RELATED TO OFFERING UNDER THIS PROSPECTUS

The ordinary shares to be offered by the Selling Shareholders under this prospectus consist of (i) ordinary shares that are issuable to Selling Shareholders upon potential exercise of the new warrants and/or placement agent warrants issued to them in the May 2026 warrant inducement transaction, as well as (ii) ordinary shares that we issued or may issue to a Selling Shareholder (the Moringa Sponsor) upon conversion of amounts that we owe to it under the Sponsor Promissory Note, including ordinary shares that we issued to it in connection with the May 2026 warrant inducement transaction. We describe those transactions below:

May 2026 Warrant Inducement Transaction

On May 15, 2026, we entered into an inducement offer letter agreement with holders of 199,510 of our existing ordinary warrants, of which (i) 102,250 were Series A warrants issued in our September 2025 public offering with a five-year exercise term and an exercise price of $40.00 per ordinary share, (ii) 77,875 were Series B warrants issued in our September 2025 public offering with a one-year exercise term and an exercise price of $40.00 per ordinary share, and (iii) 19,385 warrants were issued in our August 2025 warrant inducement transaction with a 24-month exercise term and an exercise price of $113.20 per ordinary share. Those holders exercised those existing ordinary warrants for cash and purchased 199,510 ordinary shares at a reduced cash exercise price of $5.00 per share. We received aggregate gross proceeds of approximately $1.0 million from those warrant exercises, before deducting placement agent fees and other offering expenses.

We engaged H.C. Wainwright to act as our exclusive placement agent in connection with the May 2026 warrant inducement transaction and paid H.C. Wainwright cash fees equal to 7.0% of the aggregate gross proceeds received from the holders’ exercise of their existing ordinary warrants, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the existing ordinary warrants. We also issued to H.C. Wainwright or its designees 13,966 placement agent warrants to purchase up to 13,966 ordinary shares (representing 7.0% of the existing ordinary warrants that were exercised in the transaction), which have an exercise price of $6.25 per share and a five-year exercise term (beginning upon the later of (x) the date of shareholder approval of the exercisability of the new warrants and placement agent warrants issued in the warrant exercise transaction, and (y) the effective date of the resale registration statement covering the ordinary shares underlying those warrants), and otherwise have the same terms as the Series C warrants.

As consideration for the holders’ agreement to exercise their existing ordinary warrants, we issued to them new warrants to purchase up to an aggregate of 399,020 ordinary shares at an exercise price of $5.00 per share, consisting of 204,500 Series C warrants exercisable for a five-year period and 194,520 Series D warrants exercisable for a 24-month period, in each case beginning with the later of (x) the date of shareholder approval of the exercisability of the new warrants, and (y) the effective date of the registration statement covering the resale of the ordinary shares underlying those new warrants and the placement agent warrants (i.e., the registration statement on Form S-3 of which this prospectus forms a part). All new warrants and placement agent warrants issued in the May 2026 warrant inducement transaction remain exercisable until the expiration of their respective exercise terms as described above.

Upon exercise for cash of any new warrants issued to investors in the May 2026 warrant inducement transaction, in certain circumstances, we will (i) pay to H.C. Wainwright a cash fee of 7.0% of the aggregate gross exercise price, and a cash management fee of 1.0% of the aggregate gross exercise price, and (ii) issue to H.C. Wainwright warrants representing 7.0% of the ordinary shares issued to the investors upon such cash exercise of the new warrants.

We have been using the net proceeds from the May 2026 warrant inducement transaction for general corporate purposes and to support our Phase 2/3 clinical trial for SIL204.

Conversion of Amounts Under Sponsor Promissory Note

Upon the closing of the May 2026 warrant inducement transaction on May 18, 2026, and in connection with our completion of sales of ordinary shares under the ATM Agreement in May 2026, we issued an aggregate of 92,501 ordinary shares to the Moringa Sponsor upon conversion of an aggregate of $404 thousand of the outstanding amount under the Sponsor Promissory Note. As a result of those conversions, the balance of the Sponsor Promissory Note has been reduced to $1.229 million as of June 10, 2026.

We had originally issued the Sponsor Promissory Note to the Moringa Sponsor effective as of the Closing of the Business Combination in August 2024. The Sponsor Promissory Note amended and restated, and replaced, in their entirety, all existing promissory notes issued by Moringa to the Moringa Sponsor from the time of Moringa’s initial public offering until the Closing of the Business Combination (and as to which the obligations of Moringa were assigned to Silexion upon the Closing). The original principal amount of the Sponsor Promissory Note was $3.433 million, which reflected the total amount owed by Moringa to the Moringa Sponsor through the Closing. The maturity date of the Sponsor Promissory Note is the 30-month anniversary of the Closing (i.e., February 15, 2027). Amounts outstanding under the Sponsor Promissory Note may be repaid (unless otherwise decided by Silexion) only by way of conversion into ordinary shares in accordance with the terms set forth in the form of Sponsor Promissory Note. Silexion and the Moringa Sponsor may convert amounts outstanding under the Sponsor Promissory Note at the price per share at which we conduct equity financings, subject to a minimum conversion amount of $100,000, into such number of ordinary shares as constitutes up to thirty percent (30%) of the number of  ordinary shares issued and sold by us in such equity financing. The Moringa Sponsor may also elect to convert amounts of principal outstanding under the note into ordinary shares at any time following the 24-month anniversary of the Closing, subject to a minimum conversion of $10,000, at a price per share equal to the volume weighted average price of the ordinary shares on the principal market on which they are traded during the 20 consecutive trading days prior to the conversion date.

In September 2025, upon the closing of our September 2025 public offering, we issued 45,000 ordinary shares to the Moringa Sponsor pursuant to the conversion by us of an aggregate of $1.8 million of the outstanding amount under the Sponsor Promissory Note. That converted amount reflected 30% of the amount that we raised in that September 2025 public offering, and the conversion price per share of $40.00 reflected the price per ordinary share sold in that public offering.

Under an amended and restated registration rights and lock-up agreement to which we are party with the Moringa Sponsor and certain other shareholders, which became effective as of the Closing of the Business Combination (the “A&R Registration Rights Agreement”), we are required to register for resale all ordinary shares issued or issuable to the Moringa Sponsor upon conversion of amounts that we owe to it under the A&R Sponsor Promissory Note.

Pursuant to that registration obligation, we have registered the resale by the Moringa Sponsor of (a) all 92,501 ordinary shares that we issued to it in May 2026, of which (i) 47,471 ordinary shares are covered by our prior registration statement on Form S-3 (SEC file number 333-291210), which we filed with the SEC in October 2025, and (ii) the remaining 45,030 ordinary shares are covered by the registration statement on Form S-3 of which this prospectus forms a part, as well as (b) an additional 401,593 ordinary shares that we may issue from time to time upon conversion of additional principal amounts outstanding under the Sponsor Promissory Note (which reflect the anticipated remaining shares that may be issued upon such conversions, based on the $1.229 million outstanding balance under the note as of June 10, 2026 divided by the $3.06 closing price per ordinary share on June 10, 2026), which are covered by the registration statement on Form S-3 of which this prospectus forms a part.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends to shareholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, and such other factors as the board of directors deems relevant.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the Selling Shareholders. However, for the 412,986 ordinary shares underlying the new warrants and placement agent warrants that may be sold in the offering, we may receive proceeds from the exercise of those warrants if the holders exercise those warrants for cash, consisting of: (i) up to approximately $1.02 million from the exercise of all 204,500 Series C warrants at an exercise price of $5.00 per share; (ii) up to approximately $0.97 million from the exercise of all 194,520 Series D warrants at an exercise price of $5.00 per share; and (iii) up to approximately $87.3 thousand from the exercise of all 13,966 placement agent warrants at an exercise price of $6.25 per share.

Given the fluctuating nature of the market price of our ordinary shares, which could decrease as a result of various factors, there is no certainty that any Selling Shareholders will exercise their warrants and, accordingly, we may not receive any proceeds in relation to those warrants. We believe that the likelihood that Selling Shareholders will determine to exercise their warrants, and therefore the amount of cash proceeds that we would likely receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe that Selling Shareholders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the Selling Shareholders will exercise their warrants.

We expect to use the proceeds received from the exercise of the warrants, if any, for working capital and general corporate purposes, including to support our Phase 2/3 clinical trials for SIL204.

SELLING SHAREHOLDERS

This prospectus relates to the potential resale from time to time by the Selling Shareholders of 859,609 ordinary shares that are either held by them currently, or that are issuable upon exercise of new warrants or placement agent warrants that are held by them currently, and as to which they possess registration rights. We granted to the Selling Shareholders the registration rights pursuant to which the registration statement on Form S-3 of which this prospectus forms a part was filed: (i) in the case of the ordinary shares issuable under new warrants and placement agent warrants issued in the May 2026 warrant inducement transaction, under the letter agreement to which we became party with holders of existing ordinary warrants in connection with the transaction, and the related engagement letter between our company and H.C. Wainwright, as placement agent in the transaction; and (ii) in the case of the ordinary shares issued upon conversion of amounts owed under the Sponsor Promissory Note, under the A&R Registration Rights Agreement.

For additional information regarding the transactions in which the ordinary shares covered by this prospectus were issued (in the case of the shares issued pursuant to the Sponsor Promissory Note) or may be issued (in the case of ordinary shares underlying new warrants and placement agent warrants issued in the May 2026 warrant inducement transaction), see the section titled “Transactions Related to Offering Under This Prospectus” above. Except for those transactions or as otherwise disclosed in this prospectus, none of the Selling Shareholders has had any material relationship with us within the past three years.

The Selling Shareholders may offer and sell, from time to time, any or all of the ordinary shares being offered for resale under this prospectus.

The term “Selling Shareholders” includes the securityholders listed in the table below and their permitted transferees.

The table below provides, as of June 10, 2026, information regarding the beneficial ownership of our ordinary shares and warrants by each Selling Shareholder, the number of ordinary shares (including ordinary shares underlying warrants) that may be sold by each Selling Shareholder under this prospectus and that each Selling Shareholder will beneficially own after this offering. We have calculated the percentage ownership prior to this offering based on 860,389 ordinary shares outstanding as of June 10, 2026. We have calculated the percentage ownership following this offering based on 1,674,968 ordinary shares outstanding, which assumes (a) the exercise in full of all 412,986 warrants (consisting of 204,500 Series C warrants, 194,520 Series D warrants, and 13,966 placement agent warrants) under which 412,986 of the 859,609 ordinary shares that may be sold under this prospectus may be issued, and (b) the issuance of the maximum number of ordinary shares covered by this prospectus (446,623 shares) to the Moringa Sponsor upon conversion of outstanding amounts under the Sponsor Promissory Note, which is comprised of (i) 45,030 shares already issued to the Moringa Sponsor, and (ii) an additional 401,593 shares issuable from time to time to the Moringa Sponsor (which assume that the approximate $1.229 million balance of the Sponsor Promissory Note as of June 10, 2026 will be converted into ordinary shares at a price per share of $3.06, representing the closing price of the ordinary shares on June 10, 2026).

Because each Selling Shareholder may dispose of all, none or some portion of their ordinary shares, no estimate can be given as to the number of shares that will be beneficially owned by a Selling Shareholder upon completion of this offering. We do not know how long the Selling Shareholders will hold the ordinary shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the shares. For purposes of the table below, however, we have assumed that after completion of this offering none of the ordinary shares covered by this prospectus will be beneficially owned by the Selling Shareholders and further assumed that the Selling Shareholders will not acquire beneficial ownership of any additional securities during the offering and will retain beneficial ownership of the securities not covered by this prospectus. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

Name of Selling Shareholder	Outstanding Ordinary Shares Owned Prior to Offering		Ordinary Shares Underlying Warrants Beneficially Owned Prior to Offering(1)		Percentage Beneficial Ownership of Ordinary Shares Prior to This Offering(1)	Maximum Number of Ordinary Shares That May be Sold in This Offering		Number of Ordinary Shares Beneficially Owned Following This Offering(2)	Percentage Beneficial Ownership of Ordinary Shares Following This Offering(3)
Moringa Sponsor, L.P. and affiliates (4)	138,382	(5)	37	(6)	16.1%	446,623	(7)	93,352	5.6%
3i, LP (8)	0		56,501	(9)	6.2%	56,501		0	-
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (10)	0		42,500	(11)	4.7%	42,500		0	-
Boothbay Absolute Return Strategies, LP (12)	0		23,208	(13)	2.6%	23,208		0	-
Evergreen Capital Management LLC (14)	0		8,000	(15)	*	8,000		0	-
Hudson Bay Master Fund Ltd.(16)	0		41,004	(17)	4.5%	41,004		0	-
Intracoastal Capital LLC (18)	0		71,421	(19)	7.7%	71,421		0	-
Iroquois Capital Investment Group LLC (20)	0		3,900	(21)	*	3,900		0	-
Iroquois Master Fund Ltd. (22)	0		9,100	(23)	1.0%	9,100		0	-
KBB Asset Management (24)	0		13,533	(25)	1.5%	13,533		0	-
Kingsbrook Opportunities Master Fund LP (26)	0		5,700	(27)	*	5,700		0	-
Lind Global Fund III LP (28)	0		42,500	(29)	4.7%	42,500		0	-
Orca Capital AG (30)	0		53,487	(31)	5.9%	53,487		0	-
S.H.N Financial Investments Ltd. (32)	0		17,500	(33)	2.0%	17,500		0	-
Warberg WF XIV LP (34)	0		10,666	(35)	1.2%	10,666		0	-
Augustus Trading LLC (36)	0		8,956	(37)	1.0%	8,956	(38)	0	-
Noam Rubinstein (39)	0		8,915	(40)	1.0%	4,400	(38)	4,515	*
Wilson Drive Holdings LLC (41)	0		954	(42)	*	471	(38)	483	*
Charles Worthman (39)	0		281	(43)	*	139	(38)	142	*
TOTAL						859,609

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and includes ordinary shares as to which a Selling Shareholder has sole or shared voting power or sole or shared investment power. The rules under Section 13(d) of the Exchange Act generally provide that a person or entity has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of ordinary shares beneficially owned by a Selling Shareholder and his/her/its percentage ownership, we include, as outstanding, those ordinary shares that are subject to warrants held by that Selling Shareholder that are currently exercisable or exercisable within 60 days of June 10, 2026. We do not deem those shares to be outstanding, however, for the purpose of computing the percentage ownership of any other Selling Shareholder. The Series C warrants, Series D warrants and placement agent warrants issued in the May 2026 warrant inducement transaction were not yet exercisable as of June 10, 2026 and will not become exercisable until the date on which our shareholders approve the exercisability of those warrants. We expect to hold an extraordinary general meeting to obtain that approval on July 13, 2026, which is within 60 days of June 10, 2026, but we do not know whether our shareholders will provide that approval. Nevertheless, for purposes of this table, we have included all ordinary shares underlying Series C warrants, Series D warrants and placement agent warrants as beneficially owned by the respective Selling Shareholders, and we have furthermore not given effect to the beneficial ownership limitations (often referred to as “blockers”) set forth in those warrants that would otherwise limit the beneficial ownership of a Selling Shareholder to 4.99% or 9.99% of our outstanding ordinary shares. Percentage ownership prior to this offering is based on 860,389 ordinary shares outstanding as of June 10, 2026.

(2)
Assumes the sale by the relevant Selling Shareholder of the maximum number of ordinary shares registered for sale by it under this prospectus, but no sale by the Selling Shareholder of any other ordinary shares or other securities under which ordinary shares may be issued to it (e.g., warrants).

(3)
Percentage ownership following this offering is based on  1,273,375 ordinary shares outstanding, which assumes the exercise in full of all 412,986 warrants (consisting of 204,500 Series C warrants, 194,520 Series D warrants, and 13,966 placement agent warrants) under which 412,986 of the 859,609 ordinary shares that may be sold under this prospectus may be issued.

(4)
The securities reported in this row are held of record by the Moringa Sponsor, a Cayman Islands exempted limited partnership. Moringa Partners Ltd., an Israeli company that is wholly-owned by Mr. Ilan Levin, serves as the sole general partner of the Sponsor. Mr. Levin is the sole director of that general partner. As a result of his ownership of that general partner, Mr. Levin possesses sole voting and investment authority with respect to the ordinary shares held by the Moringa Sponsor. The limited partnership interests of the Moringa Sponsor are held by various individuals and entities, including Mr. Levin. Mr. Levin disclaims beneficial ownership of the securities held by the Moringa Sponsor other than to the extent of his direct or indirect pecuniary interest in such securities. The address of the Selling Shareholder identified in this row is c/o Moringa Acquisition Corp, 250 Park Avenue, 7th floor, New York, NY 10177. Beneficial ownership shown herein reflects information in the Schedule 13D/A filed by the Moringa Sponsor with the SEC on May 29, 2026.

(5)
Consists of (i) 696 ordinary shares, (ii) 37 ordinary shares underlying warrants, and (iii) an aggregate of 137,501 ordinary shares issued on September 15, 2025 and May 18, 2026, upon conversion of an aggregate of $2.2 million of the outstanding amount under the Sponsor Promissory Note, all of which are held by Moringa Sponsor, LP, and (iv) 148 ordinary shares held by Greenstar, L.P. Excludes any further ordinary shares that may be issued upon conversion of remaining amounts owed by our company to the Moringa Sponsor under the Sponsor Promissory Note ($1,229,000 as of the date hereof), as the potential number of such shares, and the timing of their issuance, cannot be determined in advance.

(6)
Represents 37 private warrants originally issued by Moringa Acquisition Corp and assumed by the Company upon the Closing of the Business Combination, each exercisable for one ordinary share at an exercise price of $15,525.00 per share, expiring on August 15, 2029. These warrants are not being registered for sale under the registration statement of which this prospectus forms a part and are not related to the May 2026 warrant inducement transaction.

(7)
Comprised of (i) 45,030 presently outstanding ordinary shares issued to the Moringa Sponsor in May 2026 upon conversion of amounts outstanding under the Sponsor Promissory Note that are not covered by our prior registration statement on Form S-3 filed with the SEC in October 2025, and (ii) an additional 401,593 shares issuable from time to time to the Moringa Sponsor upon conversion of the remaining outstanding amount under the Sponsor Promissory Note (which assumes that the approximate $1.229 million balance of the Sponsor Promissory Note as of June 10, 2026 will be converted into ordinary shares at a price per share of $3.06, representing the closing price of the ordinary shares on June 10, 2026). The foregoing 45,030 presently outstanding ordinary shares were among the 92,501 ordinary shares that we issued to the Moringa Sponsor in May 2026 upon conversion of amounts under the Sponsor Promissory Note (the resale of the remaining 47,471 of those ordinary shares was already registered under that prior Form S-3 filed in October 2025).

(8)
3i Management LLC is the general partner of 3i, LP, and Maier Joshua Tarlow is the manager of 3i Management LLC. As such, Mr. Tarlow exercises sole voting and investment discretion over securities beneficially owned directly or indirectly by 3i, LP and 3i Management LLC. Mr. Tarlow disclaims beneficial ownership of the securities beneficially owned directly by 3i, LP and indirectly by 3i Management LLC. The business address of each of the aforementioned parties is 2 Wooster Street, 2nd Floor, New York, NY 10013. We have been advised that none of Mr. Tarlow, 3i Management LLC, or 3i, LP is a member of the Financial Industry Regulatory Authority (“FINRA”), or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer.

(9)
Consists of (i) 26,250 ordinary shares issuable upon exercise of 26,250 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 30,251 ordinary shares issuable upon exercise of 30,251 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(10)	The address of this shareholder is co/Ayrton Capital LLC 55 Post Rd W, 2nd Floor Westport, CT 06880.

(11)
Consists of (i) 26,250 ordinary shares issuable upon exercise of 26,250 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 16,250 ordinary shares issuable upon exercise of 16,250 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(12)
Boothbay Absolute Return Strategies LP, a Delaware limited partnership (the “BBARS”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of BBARS, has delegated the power to vote and the power to direct the disposition of all these securities held by BBARS to Kingsbrook Partners LP. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of the securities reported in this row, except to the extent of any pecuniary interest therein. The address of this shareholder is c/o Kingsbrook Partners LP, 689 Fifth Avenue, 12th Floor, New York, New York 10022.

(13)
Consists of (i) 11,400 ordinary shares issuable upon exercise of 11,400 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 11,808 ordinary shares issuable upon exercise of 11,808 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(14)	The address of this shareholder is 156 W Saddle River Rd. Saddle River, NJ 07458.

(15)
Consists of (i) 4,000 ordinary shares issuable upon exercise of 4,000 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 4,000 ordinary shares issuable upon exercise of 4,000 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant exercise inducement transaction.

(16)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of this shareholder is C/o Hudson Bay Capital Management LP, 290 Harbor Drive, 3rd Floor, Stamford, CT 06902.

(17)
Consists of (i) 21,250 ordinary shares issuable upon exercise of 21,250 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 19,754 ordinary shares issuable upon exercise of 19,754 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(18)
The information concerning this Selling Shareholder is based on a Schedule 13G/A filed with the SEC on February 13, 2026 and subsequent information provided to us in connection with the May 2026 warrant inducement transaction. Mitchell P. Kopin and Daniel B. Asher, each of whom is a manager of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities beneficially owned by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are beneficially owned by Intracoastal. The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483, and the principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.

(19)
Consists of (i) 32,500 ordinary shares issuable upon exercise of 32,500 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 38,921 ordinary shares issuable upon exercise of 38,921 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction. The warrants held by this Selling Shareholder may not be exercised to the extent it would cause this Selling Shareholder’s beneficial ownership to exceed 9.99% of our issued and outstanding ordinary shares.

(20)	The address of this shareholder is 2 Overhill Rd, Scarsdale, NY 10583.

(21)
Consists of (i) 1,950 ordinary shares issuable upon exercise of 1,950 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 1,950 ordinary shares issuable upon exercise of 1,950 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(22)	The address of this shareholder is 2 Overhill Rd, Scarsdale, NY 10583.

(23)
Consists of (i) 4,550 ordinary shares issuable upon exercise of 4,550 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 4,550 ordinary shares issuable upon exercise of 4,550 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(24)
Steven Segal is the natural person possessing voting control and investment discretion over the ordinary shares beneficially owned by this Selling Shareholder. The address of this Selling Shareholder is 47 Calle Del Sur Palm Coast Fl 32137.

(25)
Consists of (i) 6,500 ordinary shares issuable upon exercise of 6,500 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 7,033 ordinary shares issuable upon exercise of 7,033 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(26)	The address of this Selling Shareholder is c/o Kingsbrook Partners LP, 689 Fifth A venue, 12th Floor, New York, New York 10022.

(27)
Consists of (i) 2,850 ordinary shares issuable upon exercise of 2,850 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 2,850 ordinary shares issuable upon exercise of 2,850 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(28)
Based on a Schedule 13G/A filed by Lind Global Fund III LP with the SEC on May 15, 2026 and subsequent information provided to us in connection with the May 2026 warrant inducement transaction. Lind Global Partners III LLC is the general partner of Lind Global Fund III LP, and Jeff Easton is the managing member of Lind Global Partners III LLC. As such, Mr. Easton may be deemed to have sole voting and dispositive power with respect to ordinary shares beneficially owned by Lind Global Fund III LP. None of the warrants held by this Selling Shareholder may be exercised if, following such exercise, the beneficial ownership of Lind Global Fund III LP would exceed 9.9%. The address of each of these entities and individuals is 444 Madison Avenue, Floor 41, New York, NY 10022.

(29)
Consists of (i) 21,250 ordinary shares issuable upon exercise of 21,250 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 21,250 ordinary shares issuable upon exercise of 21,250 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(30)
Based on Amendment No. 1 to a Schedule 13G filed with the SEC on September 15, 2025 and subsequent information provided to us in connection with the May 2026 warrant inducement transaction. Roman Grodon, Thomas Koenig, and Beate Ruhle-Burkhardt have shared voting control and investment discretion over the subject securities that are beneficially owned by Orca Capital AG. As a result, each of them may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities beneficially owned by Orca Capital AG. Due to “blocker” provisions in the warrants held by this Selling Shareholder, the maximum number of ordinary shares that may actually be held upon exercise of warrants by the Selling Shareholder may not exceed 4.99% of our issued and outstanding ordinary shares. The principal business address of Orca Capital AG is Sperl-Ring 2, 85276 Hettenshausen, Germany.

(31)
Consists of (i) 26,250 ordinary shares issuable upon exercise of 26,250 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 27,237 ordinary shares issuable upon exercise of 27,237 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(32)	The address of this Selling Shareholder is 3 Arik Einstein Street, Herzeliya 4610301, Israel.

(33)	Consists entirely of 17,500 ordinary shares issuable upon exercise of 17,500 Series C warrants (five-year exercise term, $5.00 exercise price) issued in the May 2026 warrant inducement transaction.

(34)
Warberg WF XIV LP is managed by Warberg Asset Management LLC. Daniel Warsh is managing partner of Warberg Asset Management LLC and has voting and dispositive power with respect to the securities held by Warberg WF XIV LP. The warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 9.99%, whereby they may not be exercised for such number of underlying shares as would cause the Selling Shareholder and its affiliates to beneficially own in excess of that percentage of our issued and outstanding ordinary shares. The address of Warberg Asset Management LLC is 716 Oak Street, Winnetka, IL 60093.

(35)
Consists of (i) 2,000 ordinary shares issuable upon exercise of 2,000 Series C warrants (five-year exercise term, $5.00 exercise price) and (ii) 8,666 ordinary shares issuable upon exercise of 8,666 Series D warrants (24-month exercise term, $5.00 exercise price), in each case issued in the May 2026 warrant inducement transaction.

(36)
Orsium Capital LLC, the authorized agent to Augustus Trading LLC, has discretionary authority to vote and dispose of the securities held by Augustus Trading LLC, and may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of these securities. Olivier Morali, in his capacity as managing member of Orsium Capital LLC, may also be deemed to have investment discretion and voting power over the securities held by Augustus Trading LLC. Orsium Capital LLC and Mr. Morali each disclaims any beneficial ownership of these securities. The address of Augustus Trading LLC is 600 Lexington Avenue, 32nd Floor, New York, NY 10022.

(37)
Consists of 8,956 ordinary shares issuable upon exercise of 8,956 placement agent warrants (five-year exercise term, $6.25 exercise price) that were issued in the May 2026 warrant inducement transaction.

(38)
Consists entirely of ordinary shares issuable upon exercise of placement agent warrants (five-year exercise term, $6.25 exercise price) that were issued in the May 2026 warrant inducement transaction, which underlying ordinary shares may be sold in this offering.

(39)
The Selling Shareholder is affiliated with H.C. Wainwright, a registered broker-dealer with a registered address of H.C. Wainwright & Co., LLC, 430 Park Ave, 3rd Floor, New York, NY 10022. H.C. Wainwright acted as our placement agent in the May 2026 warrant inducement transaction. The Selling Shareholder has voting and dispositive power over the securities held, acquired the securities in the ordinary course of business and, at the time the securities were acquired, the Selling Shareholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(40)
Consists of (i) 545 ordinary shares issuable upon exercise of 545 placement agent warrants issued in our January 2025 public offering, (ii) 327 ordinary shares issuable upon exercise of 327 placement agent warrants issued in connection with our January 2025 warrant exercise inducement transaction, (iii) 336 ordinary shares issuable upon exercise of 336 placement agent warrants issued in connection with our July/August 2025 warrant exercise inducement transaction, (iv) 3,307 ordinary shares issuable upon exercise of 3,307 placement agent warrants issued in our September 2025 public offering, and (v) 4,400 ordinary shares issuable upon exercise of 4,400 placement agent warrants issued in our May 2026 warrant inducement transaction.

(41)
The securities set forth in this row are held by Wilson Drive Holdings LLC, with a registered address of 600 Lexington Avenue, 32nd Floor, New York, NY 10022, and/or by Craig Schwabe, who is the managing member of Wilson Drive Holdings LLC and who has the power to vote and dispose of the securities held by Wilson Drive Holdings LLC. Neither Wilson Drive Holdings LLC nor Mr. Schwabe is a broker-dealer. Mr. Schwabe is affiliated with the following registered broker-dealers: H.C. Wainwright & Co., LLC, Rodman & Renshaw LLC and Stockblock Securities LLC. The securities were acquired in the ordinary course of business and, at the time the securities were acquired, the Selling Shareholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Mr. Schwabe has not held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

(42)
Consists of (a) the following securities that are beneficially owned directly by Craig Schwabe: (i) 58 ordinary shares issuable upon exercise of 58 placement agent warrants issued in our January 2025 public offering, (ii) 35 ordinary shares issuable upon exercise of 35 placement agent warrants issued in our January 2025 warrant exercise inducement transaction, (iii) 36 ordinary shares issuable upon exercise of 36 placement agent warrants issued in our July/August 2025 warrant exercise inducement transaction, and (iv) 354 ordinary shares issuable upon exercise of 354 placement agent warrants issued in our September 2025 public offering, as well as (b) the following securities that are beneficially owned directly by Wilson Drive Holdings LLC: 471 ordinary shares issuable upon exercise of 471 placement agent warrants (five-year exercise term, $6.25 exercise price) that were issued in our May 2026 warrant inducement transaction.

(43)
Consists of (i) 17 ordinary shares issuable upon exercise of 17 placement agent warrants issued in our January 2025 public offering, (ii) 10 ordinary shares issuable upon exercise of 10 placement agent warrants issued in connection with our January 2025 warrant exercise inducement transaction, (iii) 10 ordinary shares issuable upon exercise of 10 placement agent warrants issued in connection with our July/August 2025 warrant exercise inducement transaction, (iv) 105 ordinary shares issuable upon exercise of 105 placement agent warrants issued in our September 2025 public offering, and (v) 139 ordinary shares issuable upon exercise of 139 placement agent warrants issued in connection with our May 2026 warrant inducement transaction.

PLAN OF DISTRIBUTION

We are registering the resale by the Selling Shareholders of an aggregate of up to 859,609 ordinary shares, consisting of: (a) 412,986 ordinary shares underlying outstanding warrants that we issued to some of the Selling Shareholders in the May 2026 warrant exercise inducement transaction, comprised of (i) up to 204,500 ordinary shares issuable upon the exercise of 204,500 Series C warrants, (ii) up to 194,520 ordinary shares issuable upon the exercise of 194,520 Series D warrants, and (iii) up to 13,966 ordinary shares issuable upon the exercise of 13,966 placement agent warrants; and (b) up to 446,623 ordinary shares issued or issuable to the Morina Sponsor upon conversion of amounts due to it under the Sponsor Promissory Note, comprised of (i) 45,030 outstanding ordinary shares issued to the Moringa Sponsor on May 11, 2026 and May 12, 2026 and which are not covered by prior registration statements filed by our company, and (ii) 401,593 additional ordinary shares that may be issued in the future. We will not receive any of the proceeds from the sale by Selling Shareholders of ordinary shares under this prospectus. We will, however, receive proceeds from the exercise of the foregoing warrants to the extent that such warrants are exercised for cash by the Selling Shareholders. The aggregate proceeds to the Selling Shareholders from sales of ordinary shares under this prospectus will be the purchase price of the securities less any discounts and commissions borne by the Selling Shareholders.

The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares (which includes ordinary shares underlying warrants once issued upon the exercise of such warrants) on any stock exchange, market or trading facility on which the ordinary shares are traded, or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of ordinary shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of ordinary shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise, for cash, of warrants under which ordinary shares that may be sold in this offering are issued, however, we will receive the exercise price of those warrants.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

To the extent required, the ordinary shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

We have agreed with the Selling Shareholders to keep the registration statement of which this prospectus constitutes a part effective until all of the ordinary shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or the shares have been withdrawn.

Our ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “SLXN”.

LEGAL MATTERS

The legality of the ordinary shares offered by this prospectus and certain other Cayman Islands legal matters will be passed upon for us by Conyers Dill & Pearman LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1g to the financial statements) of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” certain information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, including documents we may file with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K. This prospectus and any amendments or supplements thereto incorporate by reference the documents set forth below that have previously been filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, as amended by Amendment No. 1 thereto, filed with the SEC on May 19, 2026;

●	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 15, 2026;

●	Our Current Reports on Form 8-K filed with the SEC on the following dates: • March 23, 2026; • March 25, 2026; • May 5, 2026; • May 15, 2026;
• May 26, 2026; • May 29, 2026;
●
The description of our share capital contained in our registration statement on Form 8-A (File No. 001-42253) filed with the SEC on August 15, 2024, including any amendments or reports filed for the purpose of updating such description (including Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026).

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document. You may request a free copy of any or all of the reports or documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606
Attn: Chief Financial Officer and Secretary
+972-3-756-4999

We also maintain a website at www.silexion.com where incorporated reports or other documents that we file with the SEC may be accessed. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the address of that site is http://www. sec.gov. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website or the SEC’s website, and you should not consider either of those websites to be part of this prospectus.

Silexion Therapeutics Corp

Up to 859,609 Ordinary Shares by the Selling Shareholders